Filed by ARRIS Group, Inc. (SEC File No. 000-31254)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pace plc

Date: July 10, 2015

ARRIS ANNOUNCES UPDATED GUIDANCE FOR SECOND QUARTER 2015

SUWANEE, GA – July 10, 2015 – ARRIS Group, Inc. (NASDAQ: ARRS), a global leader in entertainment and communications solutions, today announced updated guidance for the second quarter of 2015:

	Q2 2015	Q2 2015
	Current Guidance	Previous Guidance
Revenue	$1,250M - $1,260M	$1,270M - $1,310M
Adjusted net income per diluted share	$0.51 - $0.55	$0.53 - $0.58
GAAP net income per diluted share	$0.09 - $0.13	$0.17 - $0.22

The updated guidance is based on preliminary results and remains subject to change in connection with the preparation of the unaudited financial statements for the quarter ended June 30, 2015. A reconciliation of adjusted net income per diluted share to GAAP net income per diluted share is attached to this release and also can be found on the Company’s website (www.arris.com).

“The headwinds we faced in the second quarter were stronger than anticipated resulting in the update to our second quarter 2015 revenue and earnings guidance,” said Bob Stanzione, ARRIS Chairman and CEO. “Our business continues to be impacted by external factors, most notably the various pending industry consolidations and by the strengthening of the US dollar. At this point, we anticipate that these factors will continue to impact us in the second half of 2015. We expect the Pace plc acquisition to help counter some of these industry conditions as a result of anticipated synergies and a more diversified customer base and product portfolio. The combination is proceeding as expected, with regulatory approvals recently received from both Germany and South Africa. We continue to anticipate closing the combination in the fourth quarter of 2015. We will provide additional details and commentary during our upcoming second quarter earnings call on July 29, 2015.”

The Company will release second quarter 2015 financial results after the market close on Wednesday, July 29, 2015. ARRIS management will also conduct a conference call at 5:00 p.m. EDT on the same day to discuss these results. You may participate in the ARRIS conference call on Wednesday, July 29, 2015 by dialing (888) 713-4217 or (617) 213-4869, pass code 16046861 prior to 5:00 p.m. EDT. ARRIS will not accept any calls after earnings are released on July 29 until after the completion of the scheduled conference call. There will be a replay available about 2 hours after the call through August 6, 2015. You can access the replay by dialing (888) 286-8010 or (617) 801-6888, pass code 35458106. Live internet access to the call will be available through the Investors Relations section of the Company’s website at http://www.arris.com. A replay will also be made available for a period of 12 months following the conference call on the ARRIS website at http://www.arris.com.

Please use the following link to pre-register and view important information about this conference call. Pre-registering is not mandatory, but is recommended as it will provide you immediate entry into the call and will facilitate the timely start of the conference. Pre-registration only takes a few moments and you may pre-register at any time, including up to and after the call start time. To pre-register, please click here:

https://www.theconferencingservice.com/prereg/key.process?key=P79JGET3X

Alternatively, if you would rather be placed into the call by an operator, please call (888) 713-4217 at least 15 minutes prior to the call start time.

About ARRIS

ARRIS Group, Inc. (ARRS) is a world leader in entertainment and communications technology. Our innovations combine hardware, software, and services across the cloud, network, and home to power TV and Internet for millions of people around the globe. The people of ARRIS collaborate with the world’s top service providers, content providers, and retailers to advance the state of our industry and pioneer tomorrow’s connected world. Together, we are inventing the future. For more information, visit www.arris.com.

No Offer or Solicitation

This release is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

Forward-Looking Statements

Statements made in this press release, including those related to our updated guidance for the second quarter of 2015, the combination with Pace and expected benefits therefrom and the general market outlook and industry trends are forward-looking statements. These statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Among other things,

•	We have not completed the closing of our books for the second quarter of 2015 and final amounts could differ for a variety of reasons including revenue recognition processes, change in estimated reserves, changes in income tax assumptions, changes in cost of goods sold and similar items;

•	ARRIS may fail to realize the expected benefits of the announced transactions, including the acquisition of Pace; there may be negative effects relating to the announcement of the transactions or any further announcements relating to the transactions; and ARRIS may incur significant transaction costs and/or unknown liabilities;

•	the strengthening U.S. Dollar may adversely impact ARRIS’ international customer’s ability or willingness to purchase products and the pricing of ARRIS products;

•	because the market in which ARRIS operates is volatile, actions taken and contemplated may not achieve the desired impact relative to changing market conditions and the success of these strategies will be dependent on the effective implementation of those plans while minimizing organizational disruption; and

•	termination of the previously proposed acquisition of Time Warner by Comcast, the subsequent announcement by Charter of its intent to acquire Time Warner and the other announced transactions within our customer base, including the proposed acquisition of DIRECTV by AT&T, the proposed acquisition by Frontier Communications of several properties owned by Verizon, and the proposed acquisition of Suddenlink by Altice may have an impact on customer’s spending.

In addition, other factors that could cause results to differ from current expectations include: the impact of rapidly changing technologies; the impact of competition on product development and pricing; the ability of ARRIS to react to changes in general industry and market conditions including regulatory developments; rights to intellectual property; market trends and the adoption of industry standards. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect the Company’s business. Additional information regarding these and other factors can be found in ARRIS’ reports filed with the Securities and Exchange Commission, including its Form 10-Q for the quarter ended March 31, 2015. In providing forward-looking statements, the Company expressly disclaims any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise, except as required by law.

Important Additional Information Regarding the Transaction Filed With the SEC

It is expected that the shares of New ARRIS to be issued by New ARRIS to Pace shareholders under the scheme will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. In connection with the issuance of New ARRIS shares to ARRIS stockholders pursuant to the merger that forms a part of the combination, New ARRIS has filed with the SEC a preliminary registration statement on Form S-4 that contains a prospectus of New ARRIS as well as a proxy statement of ARRIS relating to the merger that forms a part of the combination, which we refer to together as the Form S-4/Proxy Statement. The Form S-4/Proxy Statement is not complete and will be further amended.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY FORM S-4/PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Those documents, if and when filed, as well as ARRIS’s and New ARRIS’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, at ARRIS’s website at http://ir.arris.com. Security holders and other interested parties may also obtain, without charge, a copy of the Preliminary Form S-4/Proxy Statement and other relevant documents by directing a request by mail to ARRIS Investor Relations, 3871 Lakefield Drive, Suwanee, GA 30024 or at http://ir.arris.com. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

ARRIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Preliminary Form S-4/Proxy Statement. Information about the directors and executive officers of ARRIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 9, 2015. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Preliminary Form S-4/Proxy Statement. Pace and New ARRIS are each organized under the laws of England and Wales. Some of the officers and directors of Pace are residents of countries other than the United States. As a result, it may not be possible to sue Pace, New ARRIS or such persons in a non-US court for violations of US securities laws. It may be difficult to compel Pace, New ARRIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court or for investors to enforce against them the judgments of US courts.

UK Takeover Code Directors’ Confirmation

The statements above with respect to revised projected ranges of revenues, adjusted net income per diluted share and GAAP net income per diluted share for the second quarter 2015 constitute a profit forecast for the purposes of the UK City Code on Takeovers and Mergers (the “Profit Forecast”). The Profit Forecast has been prepared on a basis consistent with ARRIS’ accounting policies, which are in accordance with U.S. GAAP.

The Profit Forecast is based upon the assumption that there are no material adjustments in connection with the preparation of the unaudited financial statements for the quarter ended June 30, 2015 including changes resulting from revenue recognition processes, changes in income tax assumptions, adjustments to estimated reserves, change in cost of goods sold and similar items.

The Directors of ARRIS Group, Inc. confirm that the Profit Forecast has been properly compiled on the basis of the assumptions stated above and the basis of accounting used in preparing the Profit Forecast is consistent with the accounting policies of ARRIS Group, Inc.

Contact:

Bob Puccini

ARRIS Investor Relations

720-895-7787

bob.puccini@arris.com

GAAP to Non-GAAP Reconciliation

	Q2 2015	Q2 2015
	Current Guidance	Previous Guidance
Estimated GAAP EPS	$0.09 - $ 0.13	$0.17 - $ 0.22
Reconciling Items (after tax):
Amortization of Intangibles	0.26	0.24
Stock Compensation Expense	0.07	0.08
Acquisition and Other Costs	0.09	0.04

Subtotal	0.42	0.36

Estimated Adjusted (Non-GAAP) EPS	$0.51 - $ 0.55	$0.53 - $ 0.58

Notes to GAAP to Adjusted Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States (“GAAP” or referred to herein as “reported”). However, management believes that certain non-GAAP financial measures provide management and other users with additional meaningful financial information that should be considered when assessing our ongoing performance. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the factors management uses in planning for and forecasting future periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the Company’s reported results prepared in accordance with GAAP. Our non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects:

Stock-Based Compensation Expense: We have excluded the effect of stock-based compensation expenses in calculating our non-GAAP measures included above. Although stock-based compensation is a key incentive offered to our employees, we continue to evaluate our business performance excluding stock-based compensation expenses. We record non-cash compensation expense related to grants of options and restricted stock. Depending upon the size, timing and the terms of the grants, the non-cash compensation expense may vary significantly but will recur in future periods.

Integration, Acquisition, Restructuring and Other Costs: We have excluded the effect of acquisition, integration, and other expenses and the effect of restructuring expenses in calculating our non-GAAP measures included above. We incurred significant expenses in connection with our recently completed Active Video Networks joint venture and the planned acquisition of Pace plc, which we generally would not otherwise incur in the periods presented as part of our continuing operations. Acquisition and integration expenses primarily consist of transaction costs and integration related outside services, offset by a foreign currency gain related to mark-to-market hedges the Company implemented for the cash portion of the purchase price of the Pace plc acquisition. Restructuring expenses consist of employee severance and other costs. Other costs include fees paid and the write-off of deferred financing fees in conjunction with recent debt modification completed in connection with the pending Pace plc acquisition. We believe it is useful to understand the effects of these items on our total operating expenses.

Amortization of Intangible Assets: We have excluded the effect of amortization of intangible assets in calculating our non-GAAP measures included above. Amortization of intangible assets is non-cash, and is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions. Investors should note that the use of intangible assets contributed to our revenues earned during the periods presented and will contribute to our future period revenues as well. Amortization of intangible assets will recur in future periods.